COPY

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 8/27/15	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson Street, Suite 1200, Jersey City, NJ 07302
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   201-499-3700 (Telephone) 201-499-0727 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   James G. Buckley (Name) Chief Regulatory Officer (Title) 201-499-3698 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 6/26/06 (b) State/Country of formation: Delaware, USA

(c) Statute under which applicant was organized: D.C.L. 245 et seq.

SEC Mail Processing Section
AUG 28 2015
Washington DC
404

2015 AUG 28 PM 12: 58
SEC / RECEIVED

15021156

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/27/15 (MM/DD/YY)

National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature)

James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 27 day of August (Month), 2015 (Year) by Maryjenna W. Weldon (Notary Public)

My Commission expires 3/17/2017 County of Hudson State of New Jersey

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

National Stock Exchange

SEC
Mail Processing
Section
AUG 28 2015
Washington DC
404

RECEIVED
2015 AUG 28 PM 12:58
SEC / MR

James G. Buckley
Chief Regulatory Officer
t: 201.499.3698
f: 201.499.0727
james.buckley@nsx.com

Via Electronic Mail and Federal Express

August 27, 2015

Katherine A. England, Esq.
Division of Trading and Markets
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: National Stock Exchange, Inc. Form 1 Amendment

Dear Ms. England:

In accordance with Rule 6a-2 pursuant to the Securities Exchange Act of 1934, as amended, enclosed please find the original and two copies of an amendment to the Form 1 for National Stock Exchange, Inc., specifically Exhibit J thereof.

Please contact me if you have any questions.

Very truly yours,

[signature]

enclosures

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(As of August 27, 2015)

Officers:

Mark Sulavka	Chairman, Chief Executive Officer and President. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
James G. Buckley	Chief Regulatory Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Donald Bernotus	Chief Administrative Officer, Secretary and Treasurer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Jeffrey S. Diedrich	Chief Technology Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal.
Mark Leischner	Chief Information Officer. Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal

Former Officers:

David Reed	Chief Operating Officer Ceased Employment on June 13, 2014.
Susan Ameel	Chief Regulatory Officer, Regulation Ceased Employment on June 30, 2014.
Michael Serafin	Vice President, Client Services

	Ceased Employment on July 15, 2014.
Bruce Kulback	Chief Information Officer Ceased Employment on July 31, 2014.
Jeremy Sanchez	Chief Compliance Officer Ceased Employment on August 8, 2014.
David F. Harris	Director, Chairman, Chief Executive Officer Ceased employment on February 18, 2015
Francis T. Corcoran	President, Chief Administrative Officer Ceased employment on February 18, 2015
Philip M. Pinc	Vice President, General Counsel and Secretary Ceased employment on February 18, 2015.
Francis N. Paulino	Senior Vice President, Business Development Ceased employment on February 18, 2015.

Directors:

Mark Sulavka	Chief Executive Officer Director. Term commenced on February 18, 2015.
David Karlin	Industry Director. Term commenced on February 18, 2015.
Donato Cuttone	Equity Trading Permit ("ETP") Holder Director. Term commenced on February 18, 2015.
Timothy Lang	ETP Holder Director. Term commenced on February 26, 2015.
Louis Pastina	Independent Director. Term commenced on February 18, 2015.
Art Pedrazza	Non-Industry Director. Term commenced on February 18, 2015.
Anthony Scillia	Non-Industry Director. Term commenced on February 18, 2015.

Former Directors:

Craig Drill	Service commenced December 30, 2011 and concluded on October 30, 2013. Former Non-Industry/Independent Director.

Kathleen Hamm	Service commenced February 10, 2012 and concluded on September 25, 2014. Former Non-Industry/Independent Director.
David F. Harris	Service commenced December 30, 2011 and concluded on February 18, 2015. Former CEO Director.
John Faso	Service commenced December 30, 2011 and concluded on February 18, 2015. Former Non-Industry/Independent Director.
Gordon Martin	Service commenced on December 31, 2012 and concluded on February 18, 2015. Former Industry Director.
Thomas O'Mara	Service commenced December 30, 2011 and concluded on February 18, 2015. Former ETP Holder Director.
Jeffrey Brown	Service commenced December 31, 2012 concluded on February 18, 2015. Former Non-Industry/Independent Director.
Antoine Shagoury	Service commenced February 10, 2012 and concluded on February 18, 2015. Former Non-Industry/Independent Director.
Steve Sosnick	Service commenced December 31, 2013 and concluded on February 18, 2015. Former ETP Holder Director.
Michael Szymanski	Service commenced December 30, 2011 and concluded on February 18, 2015. Former Non-Industry/Independent Director.
Gerald T. O'Connell	Service commenced on March 27, 2012 and concluded on February 18, 2015. Former Industry Director.

Exchange Committees

Executive Committee

Current Members

Mark Sulavka (Chair), term commenced on 2/26/15
Donato Cuttone, term commenced on 2/26/15
Art Pedrazza, term commenced on 2/26/15
Anthony Scillia, term commenced on 2/26/2015

Former Members

Kathleen Hamm, term commenced 2/10/12; service concluded on 9/25/14.
David Harris (Chair), term commenced 2/10/12; service concluded on 2/18/15
Thomas O'Mara, term commenced 2/10/12; service concluded on 2/18/15
John Faso, term commenced 2/10/12; service concluded on 2/18/15
Gerald T. O'Connell, term commenced 6/28/12; service concluded on 2/18/15

Executive Compensation Committee

Current Members

Louis Pastina, term commenced on 2/26/15

Art Pedrazza, term commenced on 2/26/15

Anthony Scillia, term commenced on 2/26/15

Former Members

Antoine Shagoury (Chair), term commenced 2/10/12; service concluded on 2/18/15

Jeffrey Brown, term commenced 11/21/13; service concluded on 2/18/15

Michael Szymanski, term commenced 2/10/12; service concluded on 2/18/15

Regulatory Oversight Committee

Current Members

Louis Pastina (Chair), term commenced on 2/26/15

Art Pedrazza, term commenced on 2/26/15

Anthony Scillia, term commenced on 2/26/15

Former Members

Kathleen Hamm (Chair), term commenced 2/10/12; service concluded on 9/25/14

John Faso, term commenced 2/10/12; service concluded on 2/18/15

Michael Szymanski, term commenced 2/10/12; service concluded on 2/18/15

Governance & Nominating Committee

Current Members

Mark Sulavka, term commenced on2/26/15

Art Pedrazza, term commenced on 2/26/15

Anthony Scillia, term commenced on 2/26/15

David Karlin, term commenced on 2/26/15

Former Members

John Faso (Chair), term commenced 2/10/12; service concluded on 2/18/15

David Harris, term commenced 2/10/12; service concluded on 2/18/15

Jeffrey Brown, term commenced 03/27/13; service concluded on 2/18/15

ETP Holder Director Nominating Committee

Current Members

Donato Cuttone, term commenced on 2/26/15

Tim Lang, term commenced on 2/26/15

Former Members

Thomas O'Mara (Chair), term commenced 2/10/12; service concluded on 2/18/15

Andy O'Hara, term commenced 3/27/13; service concluded on 2/18/15

Audit Committee

Current Members

Anthony Scillia (Chair), term commenced on 2/26/15
Louis Pastina, term commenced on 2/26/15
Art Pedrazza, term commenced on 2/26/15

Former Members

Michael Szymanski (Chair), term commenced 2/10/12; service concluded on 2/18/15
John Faso, term commenced 2/10/12; service concluded on 2/18/15
Antoine Shagoury, term commenced 2/10/12; service concluded on 2/18/15

Business Conduct Committee

Current Members

Elizabeth H. Baird, term commenced 2/26/15
Thomas McManus, term commenced 2/26/15
Anthony Seisser, term commenced 2/26/15

Appeals Committee

Current Members

David Karlin, term commenced 2/26/15
Donato Cuttone, term commenced 2/26/15
Louis Pastina, term commenced 2/26/15

Former Members

Jeffrey Brown, term commenced 03/27/13; service concluded on 2/18/15
Thomas O'Mara, term commenced 2/10/12; service concluded on 2/18/15

Page 1 of 1

ORIGIN ID:AIYA (201) 499-0173
MARVENA WELDON
NATIONAL STOCK EXCHANGE
101 HUDSON STREET
SUITE 1200
JERSEY CITY, NJ 07310
UNITED STATES US

SHIP DATE: 27AUG15
ACTWGT: 1.00 LB
CAD: 104370990/INET3670

BILL SENDER

TO KATHERINE A. ENGLAND, ESQ.
DIVISION OF TRADING AND MARKETS
SECURITIES AND EXCHANGE COMM
100 F STREET NE
WASHINGTON DC 20549
(201) 499-3698 REF: JB-REG DIVISION
INV:
PO: DEPT:

539J1/FECA/31D0

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FRI - 28 AUG AA
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TRK# 0201 7743 7909 7109

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Phone: 202.551.5610
Route: HQ
Mail Stop: 7010
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RT 0
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08.28

NSX 100-216

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